September 7, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Investment Funds, Inc.
Registration Statement on Form N-14
(File No. 333-175657)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby request that the effective date for Pre-Effective Amendment No. 2 to the Registration Statement on Form N-14 referenced above be accelerated so that it will become effective as of September 9, 2011, or as soon thereafter as practicable.

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Sincerely,

NUVEEN INVESTMENT FUNDS, INC.	NUVEEN SECURITIES, LLC

By: /s/ Kathleen L. Prudhomme	By: /s/Kevin J. McCarthy
Name: Kathleen L. Prudhomme	Name: Kevin J. McCarthy
Title: Vice President and Assistant Secretary	Title: Managing Director